UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: August [15], 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Mahindra Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

EXHIBIT INDEX
SIGNATURE
Ex-99.1 Letter Agreement dated as of August 12, 2011
Ex-99.2 Notice of Termination dated as of August 12, 2011

Other Events
On August 9, 2011, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) announced its plans to wind-down its American Depositary Share (“ADS”) program in 2012 in a press release which has previously been furnished on Form 6-K. Consistent with that announcement, on August [12], 2011, the Company and Citibank, N.A., in its capacity as ADR Depositary (the “Depositary”), entered into a letter agreement (the “Letter Agreement”) for the purposes of supplementing the Deposit Agreement, dated as of May 14, 2001, by and among the Company, the Depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (as supplemented and amended to date, the “Deposit Agreement”). Also on or about August 12, 2011, the Depositary distributed to the registered holders of the ADSs a Notice of Termination of ADR Facility for Satyam Computer Services Limited Shares (the “Notice”).
Among other things, the Letter Agreement provides for the termination of the Deposit Agreement. As a result of such termination, holders of ADSs will be given until March 12, 2012 to surrender their ADSs in exchange for corresponding equity shares (“Equity Shares”) of the Company in India. To support on-going over-the-counter trading of ADSs, the Depositary has agreed to continue to process transfers of ADSs (presented for transfer in good order) until March 12, 2012. After March 12, 2012, the Deposit Agreement provides that the Depositary will arrange for the sale (on a commercially reasonable efforts basis) of the Equity Shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding.
The Company’s objective in entering into the Letter Agreement is to provide for significant advance notice of the termination of the Deposit Agreement. There are potentially significant financial, tax and regulatory consequences to investors during the wind-down of the Deposit Agreement depending on the individual circumstances of each investor and whether such investor elects to sell their ADSs, surrender their ADSs in exchange for Equity Shares (subject to compliance with significant applicable Indian regulatory requirements, including eligibility to open a brokerage or demat account in India) or receive the net proceeds from the sale of Equity Shares by the Depositary in March 2012 (after deduction of applicable fees, taxes and expenses). Further, neither the Company nor the Depositary can provide any assurance as to the nature of any continued public trading market of the ADSs in the United States or the Equity Shares in India between the date hereof and March 12, 2012, or the Equity Shares in India thereafter. Holders of ADSs are accordingly urged to review the Letter Agreement and the Notice carefully and to consult with their financial, tax and legal advisors as appropriate.
Contact information for the Depositary is included in the Notice.
Copies of the Letter Agreement and the Notice are attached as Exhibits 99.1 and 99.2 hereto, and are incorporated herein by this reference.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs and assumptions by management and on information currently available to management. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement. In particular, the Letter Agreement contemplates that continued trading of the ADSs will be facilitated into early March 2012 due to the agreement of the Depositary to continue to process transfers of ADSs (presented for transfer in good order) until March 12, 2012. Although the Staff of the Securities and Exchange Commission (the “SEC”) has indicated its willingness to work with the Company towards the objectives stated above, this time period assumes that no third party, such as the SEC, acts to reduce this transition period.
EXHIBIT INDEX

99.1	Letter Agreement dated as of August 12, 2011
99.2	Notice of Termination dated as of August 12, 2011

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED

/s/ G. Jayaraman

	Name:	G. Jayaraman
Date: August 15 , 2011		Company Secretary

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